UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CENTRAL JERSEY BANCORP
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)

153770 10 2
(CUSIP Number)

December 31, 2009 (1)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ]          Rule 13d-1(b)
[ X ]          Rule 13d-1(c)
[     ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	153770 10 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J Linda J. Brockriede
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of	5. Sole Voting Power	l9,557 (2)
Shares Beneficially	6. Shared Voting Power	296,876 (3)
Owned by Each Reporting	7. Sole Dispositive Power	19,557 (2)
Person With	8. Shared Dispositive Power	296,876 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	494,813 (4)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9	5.35% (5)
12.	Type of Reporting Person (See Instructions)	IN

Item 1.

(a)           Name of Issuer:

Central Jersey Bancorp

(b)           Address of Issuer’s Principal Executive Offices:

1903 Highway 35, Oakhurst, New Jersey 07755
Item 2.
(a)           Name of Person Filing:

Linda J. Brockriede

(b)           Address of Principal Business Office or, if none, Residence:

450 Broadway, Long Branch, New Jersey 07740

(c)           Citizenship:

United States

(d)           Title of Class of Securities:

Common Stock, par value $0.01

(e)           CUSIP Number:

153770 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  494,813 shares of Common Stock (4).

(b)           Percent of class:     5.35% (5).

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 19,557 (2).

(ii)	Shared power to vote or to direct the vote 296,876 (3).

(iii)	Sole power to dispose or to direct the disposition of 19,557 (2).

(iv)	Shared power to dispose or to direct the disposition of 296,876 (3).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As described in the footnotes, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates.  The reporting person’s spouse holds an interest in such shares which is greater than five percent of the total outstanding Common Stock of the Issuer as of December 31, 2009.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b)
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 13d-1(b)(1)(ii)(J):

Not applicable.

(c)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Except as may be otherwise specified herein, the information presented in this Amendment No. 7 to Schedule 13G is as of December 31, 2009.

(2)
Includes 3,202 shares held in an Individual Retirement account by UBS for the benefit of Mrs. Brockriede and 16,355 shares held in trust for the benefit of Mrs. Brockriede’s family members and of which Mrs. Brockriede is trustee.

(3)	Includes 294,388 shares held jointly with Mrs Brockriede’s husband though a broker and 2,488 shares held jointly with Mrs. Brockriede’s husband directly.

(4)
Footnotes 2 and 3 are incorporated herein by reference.  Also includes 1,244 shares held directly by Mrs. Brockriede’s husband, 20,534 shares held in an Individual Retirement Account by UBS as custodian for the benefit of Mrs. Brockriede’s husband, 3,899 shares held in a Simplified Employee Pension Plan by UBS as custodian for the benefit of Mrs. Brockriede’s husband, 25,422 shares subject to currently exercisable stock options held by Mrs. Brickriede’s husband and 127,281 shares held by CJM Management, L.L.C., of which Mrs. Brockriede’s husband is an administrative member.  Pursuant to Rule 13d-4, Mrs. Brockriede disclaims beneficial ownership of these shares.

(5)
John A. Brockriede and Linda J. Brockriede together beneficially own a total of 494,813 shares of Central Jersey Bancorp’s Common Stock (which includes currently exercisable stock options) which represents 5.35% of Central Jersey Bancorp’s issued and outstanding Common Stock at December 31, 2009 based on 9,256,975 shares outstanding as of such date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010
Date
/s/ Linda J. Brockriede
Signature
Linda J. Brockriede
Name/Title